FOR IMMEDIATE RELEASE

CONTACT:
Jill Klosowski
Tel: 1-866-685-5200 Ext. 227
info@Lbix.com

Radiology Turns to TRUEBLUE®Blueberry Juice
For a Sharper MRI

Vancouver, Canada, May 9, 2007- Leading Brands, Inc. (Nasdaq: LBIX), North America’s only fully integrated premium beverage company, reports on a story that appears on the front page of today’s edition of The Vancouver Sun newspaper. The link to the full article can be found at: www.lbix.com/vancouversun

The Vancouver Sun newspaper today reported that TrueBlue® blueberry juice is being given by radiology experts at the renowned St. Paul’s Hospital to patients before they undergo magnetic resonance imaging scans. The article begins: “It’s a trendy drink among health-conscious people who like to pack a wallop of antioxidants while quenching their thirsts, but radiology experts have also latched onto blueberry juice… According to research originally conducted in Japan, blueberry juice is effective as a contrast agent to improve, or delineate the structures of the stomach, duodenum,” etc. “That’s because blueberry juice is rich in manganese. The metal is an essential element in our diet.”

St. Paul’s Hospital radiologist Dr. David Hodges is quoted in the article as saying: “it’s nice to give patients something to drink that they actually enjoy.”

Leading Brands Communication Director Jill Klosowski added: “This is yet another health benefit to TrueBlue® and one that hospitals across North America should take note of. In addition to blueberries being a strong antioxidant, research indicates that they play a role in reducing cholesterol, improving brain function, bettering eyesight and slowing aging. They frankly are the ‘perfect fruit’ and TrueBlue® is a great way to enjoy their benefits every day of the year.”

TrueBlue® can be found in the juice aisle of most major grocery chains across the United States and Canada. Check out the TrueBlue® website at www.trueblueberry.com to find a store near you and learn more about this wonderful brand.

Leading Brands will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue®, TREK® Natural Sports Drinks, NITRO™ Energy Drinks, Infinite Health™ Water, Country Harvest® Juices and Caesar’s® Cocktails.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™

©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com